TOWER ONE PROVIDES OPERATIONAL UPDATE, AMENDS EXISTING WARRANTS AND ISSUES NEW WARRANTS

Vancouver, BC, Canada – June 28, 2019 – Tower One Wireless Corp (CSE: TO) (OTCMKTS: TOWTF) (Frankfurt: A2DKQ4) (“Tower One” or the “Company”) announces an operations update with the execution of a Master Lease Agreement (“MLA”) from Direct TV in Argentina and Colombia, and the amendment and issuance of new securities.

New Master Lease Agreement in Argentina and Colombia:

The Company has signed two new MLAs in Colombia and Argentina with DirecTV. The MLAs allow the company to be awarded “cellular search rings”, which are the desired coordinates for built- to-suit (“BTS”) cellular towers and for collocations in existing towers. To date, the Company has received 11 new assignments for BTS from this new customer and 6 new co-locations.  These new assignments adds to the more than 200 orders that the Company has received that are currently in backlog.

Amendment of Existing Warrants and Issuance of New Warrants:

The Company also announces that in consideration for the extension of financing terms with existing lenders, it has reached an agreement with such lenders to amend existing warrants (the “Amended Warrants”) that were issued to such lenders on June 12, 2018 (as previously amended on November 13, 2018) and on November 13, 2018. The Amended Warrants were amended as follows:

•	the exercise price of the Amended Warrants was amended from $0.125CAD to $0.09CAD; and
•	the expiry date of the Amended Warrants was extended from November 13, 2019 to November 13, 2020.

Concurrent with the amendment of the Amended Warrants, the Company also issued new common share purchase warrants (the “New Warrants”) to each holder of the Amended Warrants, resulting in an aggregate of 15,000,000 New Warrants being issued. Each New Warrant entitles the holder thereof to acquire one common share (a “Share”) of the Company at an exercise price of $0.09 CAD per Share, with each New Warrant set to expire on November 13, 2020.

The Company has the right to repurchase all of the Amended Warrants and New Warrants for $300,000.00CAD in aggregate at any time before their respective expiry dates.

If you have any other questions about the Offering, please contact Alejandro Ochoa, at Tower One Wireless Corp. at (917) 546-3016 or by email at a.ochoa@toweronewireless.com.

About Tower One Wireless Corp.

Tower One Wireless Corp.’s principal business is to build, own and operate multitenant wireless telecommunications infrastructure (“towers”) in Latin America. Tower One leases space on its towers to mobile network operators. The Company is focused on the build to suit tower industry whereby a long-term lease is secured with a tenant prior to building a tower. The Company operates in the three largest Spanish speaking countries in Latin America (Argentina, Colombia and Mexico) with a combined population of approximately 220 million people.

For further information, please contact:
Corporate Communications
info@toweronewireless.com
(604) 559-8051

The Canadian Securities Exchange has not reviewed, and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

Forward-Looking Statements
This press release contains forward-looking information or forward-looking statements (collectively "forward- looking information") within the meaning of applicable securities laws. Forward-looking information is typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. Tower One cautions investors that any forward-looking information provided by Tower One is not a guarantee of future results or performance, and that actual results may differ materially from those in forward-looking information as a result of various factors. The reader is referred to Tower One’s public filings for a more complete discussion of such risk factors and their potential effects which may be accessed through the Tower One's profile on SEDAR at www.sedar.com.

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